FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR December 15, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                      FORM 27

                 MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                  OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      December 14, 2005

3.    Press Release
      -------------

      December 14, 2005

4.    Summary of Material Change
      --------------------------

Vancouver, B.C., Canada- DynaMotive Energy Systems Corporation (OTCBB:DYMTF) and Future Energy GmbH of Freiberg, Germany announced today that the companies have entered into a comprehensive Memorandum Of Understanding (MOU) as a first step in the implementation of a strategic alliance.

The MOU establishes timelines for the development of agreements in the following areas:

     1) Research on gasification of BioOil and BioOil-char slurries for the development of synthetic fuels and chemicals;
     2)    Development and execution of industrial projects;
     3) Establishment of a strategic alliance for joint implementation and marketing of both companies' technologies.

The companies are leaders in their respective fields namely, DynaMotive in fast pyrolysis and Future Energy in entrained flow gasification. The companies believe that a combination of their respective technologies will provide a highly competitive platform for the development and production of synthetic fuels and chemicals from biomass.

One of the main economic barriers in the production of synthetic fuels and chemicals is the cost of transportation of solid biomass to production facilities. With BioOil and char slurries, handling, storage and transportation costs are reduced because the energy density of the BioOil is much higher than that of raw biomass. DynaMotive's technology will allow for conversion of biomass in remote locations and the efficient transportation of biomass energy in the form of BioOil and slurries to large-scale synthetic fuel and chemical facilities.

5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 14th day of December 2005.


         DYNAMOTIVE ENERGY SYSTEMS CORPORATION


             (signed)   "Andrew Kingston"
                         ----------------
                         Andrew Kingston
                         President & CEO

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

 DYNAMOTIVE ENERGY SYSTEMS CORPORATION  News Release:  December 14th, 2005

     DynaMotive and Future Energy GmbH Enter into MOU for Co-operation in Development of Synthetic Fuels and Chemicals from Pyrolysis Oil and Char
                                    Slurries

Vancouver, B.C., Canada- DynaMotive Energy Systems Corporation (OTCBB:DYMTF) and Future Energy GmbH of Freiberg, Germany announced today that the companies have entered into a comprehensive Memorandum Of Understanding (MOU) as a first step in the implementation of a strategic alliance.

The MOU establishes timelines for the development of agreements in the following areas:


1) Research on gasification of BioOil and BioOil-char slurries for the development of synthetic fuels and chemicals;
2)    Development and execution of industrial projects;
3) Establishment of a strategic alliance for joint implementation and marketing of both companies' technologies.

The companies are leaders in their respective fields namely, DynaMotive in fast pyrolysis and Future Energy in entrained flow gasification. The companies believe that a combination of their respective technologies will provide a highly competitive platform for the development and production of synthetic fuels and chemicals from biomass.

One of the main economic barriers in the production of synthetic fuels and chemicals is the cost of transportation of solid biomass to production facilities. With BioOil and char slurries, handling, storage and transportation costs are reduced because the energy density of the BioOil is much higher than that of raw biomass. DynaMotive's technology will allow for conversion of biomass in remote locations and the efficient transportation of biomass energy in the form of BioOil and slurries to large-scale synthetic fuel and chemical facilities.

Future Energy's entrained flow gasification technology has been proven in various applications over a 30 year period. These applications include many different types of coal, petroleum coke, several sewage and industrial sludges, oils, slurries, liquid production wastes and biomass at commercial levels. The technology provides an existing platform for rapid implementation on a large scale.

This MOU is a timely development and follows the introduction of a wide ranging action plan by the European Union Energy Commissioner that outlines the approach to accelerate the use of biomass energy in transport applications. According to the targets of the EU Directive, by 2010 biofuel consumption in Germany alone must be 2.1 million tonnes annually, representing a market share of 5.75 % of aggregate fuel consumption.

Future Energy GmbH plays a major role in the worldwide gasification business as a technology developer and provider. Future Energy is mainly focused on gasification of coal in IGCC applications to power, liquids and chemicals, beneficial recycle of chemical waste and refinery residues, gasification of biomass to liquid fuels and recovery of black liquor. Future Energy is a subsidiary of Sustec Holdings AG, a Swiss-based holding company focused on investments in sustainable technologies.

About DynaMotive

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources created by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on DynaMotive, please call:

Corporate Communications:
Telephone: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email:  info@dynamotive.com
Website:  www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook, future economic performance; partnerships and collaborations as well as financial items and other like statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.

Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to: disappointing plant production at a rate or of a quality which falls significantly below expectations and results in a material shortfall from the expected economic value, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.